PRUDENTIAL HIGH YIELD FUND, INC.

Notice of Rule 12b-1 Fee Waiver
Class A & R Shares

     THIS NOTICE OF RULE 12b-1 FEE WAIVER is signed as of September 1, 2011, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Prudential High Yield Fund, Inc., an open-end management investment company (herein referred to as the Fund).

     WHEREAS, PIMS has been waiving a portion of its distribution and shareholder services fees payable on Class A & R shares of the Fund (Rule 12b-1 fees); and

     WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing each Fund’s respective expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

     NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A & R shares of each Fund to .25 of 1% of the respective average daily net assets attributable to Class A shares and .50 of 1% of the respective average daily net assets attributable to Class R shares of the Fund. This contractual waiver shall be effective from the date hereof through December 31, 2012.

     IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By:     /s/ Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President